MANAGEMENT DISCUSSION & ANALYSIS

(AMENDED)

DECEMBER 31, 2017

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

This Management’s Discussion and Analysis (“MD&A”) is an overview of all material information about SilverCrest Metals Inc.’s (the “Company” or “SilverCrest”) operations, liquidity, and capital resources for the three and twelve months ended December 31, 2017. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016, and the related notes contained therein, which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information related to the Company is available on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3”, and “Q4”, respectively. All amounts are stated in Canadian dollars unless otherwise indicated.

The effective date of this MD&A is February 21, 2018. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENT

This MD&A contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the Company’s outlook, the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs at Las Chispas, including the preparation of a maiden mineral resource estimate, updated mineral resource estimate, and preliminary economic assessment; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; metallurgical test estimates; future mining access at Las Chispas; expectations regarding the Company’s ability to manage capital resources and meet working capital requirements; and the Company’s claim regarding the El Gachi property.

Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; grade and metallurgical recovery estimates; effects of regulation by governmental agencies; and the outcome of the claim regarding the El Gachi property.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; accuracy of grade and metallurgical recovery estimates; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions.

Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

1.     DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico’s historic precious metal districts. The Company’s ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating high grade silver and/or gold mines in Mexico.

As at December 31, 2017, the Company has a total of six exploration properties: Las Chispas, Cruz de Mayo, Huasabas, Guadalupe, Angel de Plata, and Estacion Llano. The Company’s current main focus is its Las Chispas property (“Las Chispas” or the “Property”), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers and now consists of 27 concessions totaling approximately 1,389 hectares. Historical reports indicate the presence of 19 veins in the district, of which only three veins (Las Chispas, William Tell, and Babicanora) have been partially mined in the early 1900s, but none of which appear to have been drilled until the Company’s 2016 drilling campaign. SilverCrest has now intersected high-grade silver-gold mineralization on nine of the 19 known epithermal veins on the Property including the Babicanora Main, Babicanora Footwall, Las Chispas Main, Giovanni (includes La Blanquita extension), William Tell, Varela, Granaditas, and Amatista (Amethyst) veins.

Details of the Company’s other five properties are available on the Company’s website, www.silvercrestmetals.com.

2.     HIGHLIGHTS

The Company’s key events and highlights during 2017, and to date, include the following:

Las Chispas Exploration and Discoveries to Date

In 2017, SilverCrest drilled 32,822 metres in 125 drill holes at Las Chispas. Up to the end of 2017, the Company has drilled a total of 41,418 metres in 157 drill holes and, as of January 31, 2018, the Company has drilled an additional 6,420 metres in 13 drill holes. As of December 31, 2017, the Las Chispas database consists of 293 drill hole intercepts above a 150 grams per tonne (“gpt”) silver equivalent (“AqEq”, based on 75 (Ag):1 (Au) and 100% metallurgical recovery) cutoff. Uncomposited drill hole data for these intercepts shows a weighted average grade of 908 gpt AgEq and composited lengths (vein width) of 0.5 metres to 8 metres. Drilling has resulted in multiple discoveries and demonstrated strong vein continuity of high-grade mineralization along strike and to depth. The discoveries and achievements are highlighted below:

•

Babicanora Vein: Including the results announced on January 29, 2018, drilling suggests an estimated 3.0 metres in average true widths, a high-grade footprint length of over 1.3 kilometres, and a precious metals zone of an average 160 metres high. Numerous high grade drill-intercepts were encountered and the vein remains open along strike and to depth. Hole BA17-51 intercepted 3.1 metres grading 40.45 gpt gold (“Au”) and 5,375.2 gpt silver (“Ag”) (or 8,409 gpt AgEq), and BA17-63 intercepted 3.5 metres grading 41.05 gpt Au and 1,074.5 gpt Ag (or 4,153 gpt AgEq). These holes, along with others in the area, have discovered a high grade zone which is now called “Area 51”. Area 51’s high-grade footprint now measures approximately 400 metres long by an average 200 metres high by 2.7 metres in average true width. Fourteen (14) drill holes have pierced the Area 51 high-grade footprint with an uncut, undiluted weighted average grade of 12.79 gpt Au and 1,084.4 gpt Ag (or 2,044 gpt AgEq). Eleven (11) of the fourteen (14) drill holes intercepted high grades greater than 1,000 gpt AgEq. This target is open to the southeast and to depth.

•

Babicanora Footwall (FW) Vein: Drilling suggests an estimated true width of 1.5 metres with a strike length of 1.0 kilometre. High-grade intercepts have been encountered in this vein, which lies within 20 to 30 metres of the main Babicanora Vein.

•

Giovanni Vein: Subparallel to the Las Chispas Vein with only minor historic workings. The vein has an estimated true width of 2.0 metres with high-grade drill-intercepts over a 250 metre strike length to a depth of 200 metres from surface. The vein remains open along strike and to depth.

•

La Blanquita Vein: A possible Giovanni extension, the vein is located approximately 500 metres along a south strike from Giovanni. High grade mineralization was intersected in holes LC17-60 (2.1 metres grading 641 gpt AgEq) and LC17-61 (1.6 metres grading 695 gpt AgEq).

•

Las Chispas Vein: Underground workings at the Las Chispas Vein are extensive, with over 10 of the known 11.5 kilometres rehabilitated by the Company. Ground conditions are excellent and several high- grade pillars remain intact and readily accessible. Drilling results (for example, hole LC17-45 intercepted 1.9 metres grading 8,803 gpt AgEq) and systematic underground channel sampling of these pillars and surrounding area show accessible intact high grade mineralization.

•

Granaditas and Amethyst Veins: Two holes intersected (true widths) the Granaditas Vein measuring 0.5 metres grading 174 gpt AgEq and 1.7 metres grading 462 gpt AgEq, with anomalous grades of base metals. Drilling the Amethyst Vein intersected near surface high-grade mineralization approximately 200 metres southwest of the Babicanora Vein, with one intersection returning 2.0 metres of 307 gpt AgEq.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

•

Tajo Chico Vein: The Tajo Chico Vein is a high-grade splay of the Las Chispas Vein, and underground drilling intercepted the unmined high- grade extension with hole LCU17-04 returning 6.3 metres grading of 1.97 gpt Au and 241.4 gpt Ag (or 389 gpt AgEq).

•

Historic Dumps: The Company commenced testing of historical dumps (est. 150,000 to 200,000 tonnes) in the district through a program of trenching, auger drilling, grab samples, and survey. SilverCrest expects to finish the testing program in early 2018 for inclusion in the maiden resource estimate.

•

High initial metallurgical recoveries: Based on the same CCD-Merrill Crowe plant specifications at the nearby Santa Elena Mine (25 kilometres south of Las Chispas), SilverCrest tested representative composited materials with an average head grade of 3.81 gpt Au and 350.3 gpt Ag (or 636 gpt AgEq) which showed 98.9% recoveries for gold and 86.6% recoveries for silver.

•

Secured surface rights and access to Las Chispas: With the purchase of a 2,500-hectare ranch, the Company now owns approximately 50% of the surface rights for the Las Chispas. The remaining surface rights are secured under 20 year leases with a nominal annual fee.

2018 Exploration Outlook

•

Maiden Resource Estimate Q1, 2018: The Company is targeting the release of a maiden resource estimate in the last week of February 2018 and it will include at least five of the 19 known veins at Las Chispas: the Babicanora, Babicanora FW, Giovanni, Las Chispas, and William Tell veins. The historic dumps will also be included in the estimate.

•

District Scale Potential: There are 19 epithermal veins confirmed to date in the Las Chispas district, nine of which have been partially drilled. All nine veins included high-grade drill intercepts (>300 gpt AgEq) of silver-gold mineralization. To date, SilverCrest has traced 12 kilometres of cumulative vein strike length, of which 3.5 kilometres have been partially drilled. With further success, additional drilling will be completed for most of the year.

•

Babicanora Vein and Area 51 is 2018 focus: The Company has drill-tested over 1.0 kilometre of vein strike length, which has a surface strike length of 3.2 kilometres. The Company will continue to focus drilling on the Babicanora Vein to fully test the strike length and depth. With continued success on expanding the high-grade footprint of the Babicanora Vein to the southeast and at depth, the Company may consider constructing a 500 to 700 metres long decline in 2018. The decline would intercept the high grade zone in Area 51 for direct testing and improve access to provide a platform for shorter infill and expansion drill holes.

•

New Vein Discoveries: 10 of the 19 veins identified on the Las Chispas district have yet to be drill-tested. In the first half (“H1”) of 2018, besides further expansion of veins with imminent resources, SilverCrest plans to drill-test the Amethyst, Babi Sur and La Victoria veins, as well as the Las Chispas Vein extension to the southeast.

•

Bulk Sample * : The Company is permitted for a 100,000 tonne bulk sample to be processed off-site. Discussions will continue with surrounding mines in 2018 for a possible bulk sample from Las Chispas to assist with economic studies and potential early cash flow.

•	Environmental and Hydrology baseline studies: With a successful maiden resource, studies will be initiated for longer-term permitting requirements.

•	Updated resource and PEA: During H1, 2018, SilverCrest plans to drill an additional 10,000 to 15,000 metres, focusing on a planned updated resource and completed PEA in the second half of 2018.

Corporate Update

During 2017, the corporate highlights in chronological order are as follows:

•

In January 2017, John Wright was appointed to the Board of Directors, and the Company granted him stock options for the purchase of 100,000 common shares of the Company at an exercise price of $2.55 per share for a five year term expiring January 3, 2022. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

_______________________________________________
* A bulk sample is a large sample, in some cases hundreds or thousands of tonnes, and is generally a composite of material from development drifts and raises. It is also used to define metallurgical characteristics.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

•

In late March, the Company’s Mexico subsidiary, Minera La Llamarada S.A. de C.V. (“Llamarada”), filed a lawsuit in Mexico against Impulsora Minera Santacruz Silver, S.A. de C.V. (“IMSS”), a subsidiary of Santacruz Silver Mining Ltd. The suit demands that IMSS honor an agreement between the two Mexican subsidiaries whereby IMSS agreed to sell the El Gachi mining concessions located in Sonora, Mexico to Llamarada. Court proceedings will be in due course.

•	Effective May 15, 2017, the Company commenced trading on the OTCQX Market under the symbol “SVCMF”.

•

On May 31, 2017, SilverCrest held its Annual General Meeting of Shareholders (“AGM”) in Vancouver, BC. Shareholders voted in favour of all items of business, including fixing the number of directors at six and the re-election of each of the director nominees: Dunham L. Craig, N. Eric Fier, Ross O. Glanville, George W. Sanders, Graham C. Thody, and John H. Wright. In addition, shareholders voted for the re-appointment of Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company, and approved the Company’s “rolling 10%” Stock Option Plan.

•

At the Board of Directors meeting following the AGM, the Board re-appointed Mr. Thody as Chairman of the Board; Mr. Fier as President and Chief Executive Officer; Anne Yong as Chief Financial Officer; Michael Rapsch as Vice President, Corporate Communications; Nicholas Campbell as Vice President, Business Development; and Bernard Poznanski as Corporate Secretary.

•

On August 4, 2017, the Company granted 850,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $1.88 per share until August 4, 2022. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

•

In September 2017, the Company and one of the concession holders agreed to amend the schedule of remaining payments. The original payment schedule called for a final payment of US$2,725,000 (of which US$500,000, at the Company’s option, could be paid in common shares of SilverCrest) on June 2, 2018. The amended payment schedule is as follows: US$200,000 on September 22, 2017 (paid); US$1,262,500 on June 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest); and US$1,262,500 on December 3, 2018 (of which US$250,000, at the Company’s option, can be paid in common shares of SilverCrest).

•

On December 19, 2017, the Company completed a private placement of 9,572,810 units at a price of $1.05 per unit for gross proceeds of $10,051,451. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.45 per share until December 19, 2019. During 2017, in connection with the private placement, the Company incurred $773,565 in capital stock issuance costs. The net proceeds of this financing are for the Company’s continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes (see “7. Financing – Use of Proceeds”).

•

During 2017, the Company issued 6,232,571 common shares at $0.20 per share for gross proceeds of $1,246,514 on the exercise of warrants and 25,005 common shares at $0.06 per share for gross proceeds of $1,500 on the exercise of stock options.

Subsequent to year end:

•	The Company appointed Christopher Ritchie as the Company’s President, effective January 1, 2018. Mr. Ritchie reports to CEO, N. Eric Fier.

•

In connection with the appointment of Mr. Ritchie, the Company granted Mr. Ritchie 500,000 stock options exercisable at a price of $1.84 per share until January 2, 2023. These stock options vest over a one year period with 25% vesting after each of three months, six months, nine months, and twelve months, respectively. The Company also completed a private placement of 451,800 units at a price of $1.66 per unit for gross proceeds of $749,988 with Mr. Ritchie. Each unit consisted of one common share and one half warrant. Each whole warrant entitles Mr. Ritchie to purchase one common share at a price of $2.29 per share until January 17, 2020. The Company did not pay a finder’s fee in connection with this private placement.

•

The Company granted 955,000 stock options to directors, officers, employees, and consultants that are exercisable at a price of $1.94 per share until January 4, 2023. These stock options vest over a one year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

3.     SELECTED ANNUAL INFORMATION

The following financial data has been prepared in accordance with IFRS:

	2017	2016	2015
Comprehensive loss for the year	(4,875,261)	(1,741,825)	(577,795)
Loss per share - basic and diluted	(0.10)	(0.04)	(0.02)
Total assets	26,892,561	17,874,477	8,132,735

•

The amounts under 2015 represents the period from June 23, 2015 to December 31, 2015. The majority of expenditures were incurred from October 9, 2015 (the Company’s listing date on the TSX-V) to December 31, 2015, on the Las Chispas and Huasabas properties.

•

In 2016, the Company mainly focused on Phase I of its exploration program at Las Chispas. Direct costs incurred for the Company’s properties were capitalized to exploration and evaluation assets on the statement of financial position.

•

In 2017, the Company mainly focused on Phase II of its exploration program at Las Chispas. Direct costs incurred for the Company’s properties were capitalized to exploration and evaluation assets on the statement of financial position.

4.     SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	December	September	June 30,	March 31,	December	September	June 30,	March 31,
	31, 2017	30, 2017	2017	2017	31, 2016	30, 2016	2016	2016
Comprehensive loss for the period	(1,252,991)	(1,063,974)	(1,042,120)	(1,516,176)	(648,792)	(358,952)	(343,934)	(390,147)
Loss per share - basic and diluted	(0.03)	(0.02)	(0.02)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)

The overall increase in comprehensive losses for each quarter in 2017, compared to 2016, are primarily the result of recording stock based compensation for options granted in late 2016 and in 2017. Other factors for the increase in 2017 include an increased number of employees and consultants, increased marketing efforts (see “5. Results of Operations and Financial Conditions”), and the costs related becoming a listed issuer on the OTCQX.

5.     RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

During the three and twelve months ended December 31, 2017, comprehensive losses were $1,252,991 and $4,875,261, respectively, compared to $648,792 and $1,741,825 for the three and twelve months ended December 31, 2016. The significant variations between Q4, 2017 and Q4, 2016 included the following:

•

Impairment costs increased to $76,387 during 2017 (2016 – $nil), as the Company terminated its assignment agreement regarding the El Gueriguito concession in December 2017. This concession consisted of 18 hectares and is located within the Company’s Cruz de Mayo 2 concession, which is 434 hectares in total. The Company’s Cruz de Mayo 2 concession remains in good standing.

•

Foreign exchange loss increased to $55,681 (Q4, 2016 – gain of $83,082) during Q4, 2017, for a total of $233,397 in 2017 (2016 – $80,835), from changes in the value of the Canadian dollar compared to the US dollar and Mexican peso since Q4, 2016. As at December 31, 2017, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $39,180 Canadian dollar equivalents (December 31, 2016 – $3.5 million).

•

Management and director fees increased to $107,295 (Q4, 2016 – $76,250) during Q4, 2017, for a total of $327,432 in 2017 (2016 – $155,000), as the Company paid increased management fees to key management personnel, and initiated compensation for the independent members of the Board of Directors during 2017.

•

Remuneration increased to $273,275 (Q4, 2016 – $108,329) during Q4, 2017, for a total of $577,690 in 2017 (2016 – $345,048), as the Company increased its number of employees and increased overall salary and benefits per employee as compared to Q4, 2016.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

•

Share-based compensation increased to $383,339 (Q4, 2016 – $316,397) during Q4, 2017, for a total of $2,451,021 in 2017 (2016 – $329,188), as the Company granted options during Q3, 2017, as well as options in Q4, 2016, which partially vested during 2017.

•

Shareholder and investor relations increased to $58,515 (Q4, 2016 – $24,772) during Q4, 2017, for a total of $210,718 in 2017 (2016 – $146,894), as the Company increased the number of news release filings, news letter writers, broadcast advertisement, and commissioned filming at Las Chispas for a corporate video.

•	Technical consultants decreased to $5,250 (Q4, 2016 – $36,000) during Q4, 2017, as one of its consultants became a full time employee.

•

Tradeshow and travel increased to $86,234 (Q4, 2016 – $47,057) during Q4, 2017, for a total of $259,553 in 2017 (2016 – $149,637), as the Company increased roadshows in Q4, 2017, which included North America and Europe, as well as travel costs for analyst site tours of Las Chispas.

6.     LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date primarily through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets
At December 31, 2017, the Company held $10.1 million (2016 – $8.9 million) as cash and cash equivalents and $nil (2016 – $4.0 million) as short term investments. The significant factors for the increase in cash and cash equivalents from 2016 to 2017 include:

•	$3,428,443 (2016 – $1,867,013) used in operating activities (see “5. Results of Operations and Financial Conditions”) for 2017;

•

$5,918,212 (2016 – $5,511,721) used in investing activities, primarily for the payment of $9,088,548 (2016 – $3,480,614) towards exploration and evaluation expenditures (see “2. Las Chispas Exploration and Discoveries to Date”) and $943,259 (2016 – $75,237) for the purchase of property and equipment related to Las Chispas for 2017, partially offset by the redemption of $4.0 million (2016 – purchase of $2.0 million) in short term investments in 2017; and

•	$10,534,262 (2016 – $11,065,670) generated by financing activities, primarily due to the completion of a private placement financing in December 2017 and the exercise of warrants in November 2017.

The amounts receivable balance of $68,636 (2016 – $66,567) consists primarily of $61,104 (2016 – $40,360) due from Goldsource (see “9. Related Party Transactions”) and interest receivable of $nil (2016 – $8,006).

Taxes receivable increased to $1,546,202 (2016 – $463,013), which consisted of value added taxes in Mexico of $1,526,702 (2016 – $408,970) and goods and services taxes in Canada of $19,500 (2016 – $54,043) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance.

Property and equipment increased to $1,001,038 (2016 – $101,263) primarily due to the purchase of property and equipment in Mexico 2017 for Las Chispas.

Exploration and evaluation assets increased to $13,994,090 (2016 – $4,160,663), primarily for the Phase II exploration program at Las Chispas (see “2. Highlights – Las Chispas Exploration and Discoveries to date”) and for options payments and concession taxes related to all properties.

Liabilities
As at December 31, 2017, accounts payable and accrued liabilities amounted to $906,291 (2016 – $283,288), which relates to various contractual commitments in the normal course of business.

Liquidity outlook and risks
While the Company currently has no source of revenue, its cash and cash equivalents of $10.1 million contribute to working capital of $9.4 million (as of December 31, 2017), which management believes will be sufficient to fund exploration activities and general working capital for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. Upon successful completion of its Phase II exploration program by the end of February 2018, the Company will present a maiden resource report which will also help management determine the scope of its next exploration program (Phase III). In order to complete the Company’s exploration and evaluation programs, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

The following table reflects the Company’s property option payment commitments due by period as of December 31, 2017:

		Payment due by period
In USD	Total	< 1 year	1-2 years	3-5 years	> 5 years
Las Chispas Option Payments	$3,235,000	$2,685,000	$550,000 $	-	$-

•	For Las Chispas, $250,000 of the payment due June 3, 2018 and $250,000 of the payment due December 3, 2018 may be settled, at the Company’s option, through the issuance of common shares of SilverCrest.
•	Not included in the table above are concession tax payments, estimated at $197,000 per annum for all properties.

7.     FINANCINGS – USE OF PROCEEDS

December 6, 2016 Financing
During 2016, the Company completed a prospectus financing for gross proceeds of $11.5 million. The following table compares the estimated use of net proceeds (other than working capital) as set out in the final short form prospectus dated November 28, 2016, and the actual use of the proceeds as of December 31, 2017.

	Use of Proceeds - Prospectus		Actual as of December 31, 2017
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Phase II of exploration program at Las Chispas
- Drilling along veins of Las Chispas	3,000,000	4,020,000	4,849,271	6,311,872
- Assays, underground channel sampling and mapping	330,000	442,200	850,223	1,106,392
Option payments for the Company's mineral properties	2,670,000	3,577,800	400,000	519,440
Total	6,000,000	8,040,000	6,099,494	7,937,704

Expenditures varied significantly from the amounts estimated in the prospectus as a result of expanding Phase II drilling (estimated to range from 8,000 to 10,000 metres) to approximately 40,000 metres. Management added metres to its Phase II drill program in order to expand the scope of its maiden resource estimate, which will be completed at the end of February 2018. The additional metres resulted in overall increases in the costs of drilling, assays, labour, and general exploration. The Company also used funds of this financing to purchase land and equipment at Las Chispas of $1.0 million. Funds which were originally allocated for option payments due in 2018 have been assigned to cover the expanded Phase II program.

December 19, 2017 Financing
On December 19, 2017, the Company completed a brokered private placement offering for gross proceeds of $10.1 million (see “2. Highlights – Corporate Update”). The following table compares the estimated use of net proceeds (other than working capital) and the actual use of the proceeds as of January 31, 2018.

	Use of Proceeds - Financing		Actual as of January 31, 2018
Description of expenditure	(in US$)	(in C$)	(in US$)	(in C$)
Drilling	2,600,000	3,250,000	370,540	460,470
Assays	200,000	250,000	12,072	15,002
Field and administrative costs	1,100,000	1,375,000	176,498	219,334
Option agreement, concession taxes and surface rights	1,600,000	2,000,000	79,512	98,810
Total	5,500,000	6,875,000	638,622	793,616

January 17, 2018 Financing
On January 17, 2018, the Company completed a private placement offering with Mr. Ritchie for gross proceeds of $749,988. Net proceeds from this private placement will be used for general working capital purposes.

8.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The Company’s cash and cash equivalents and short term investments are measured using level 1 inputs. The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Please refer to note 12 of the audited consolidated financial statements. Where material, these risks are reviewed and monitored by the Board of Directors.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

9.     RELATED PARTY TRANSACTIONS

Professional fees
During 2017, the Company paid or accrued professional fees of $40,244 (2016 – $58,796) and capital stock issuance costs of $94,945 (2016 – $137,586), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At December 31, 2017, $103,195 (2016 – $66,216) was payable to Koffman Kalef LLP.

Key management compensation
The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company, and include the Company’s Chief Executive Officer, Chief Financial Officer, and former Executive Vice President. Key management personnel compensation is summarized as follows:

	2017	2016
Management fees (1)	$258,750	$155,000
Management remuneration(2)	129,745	-
Directors' fees	68,682	-
Share-based compensation(3)	2,314,719	292,116
	$2,771,896	$447,116

(1)	Management fees were paid to companies controlled by the Chief Executive Officer and former Executive Vice President of the Company.
(2)	Remuneration and short-term benefits were paid to the Chief Financial Officer of the Company.
(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

Other transactions
During 2017, the Company:

•

paid remuneration of $166,282 (2016 – $149,829) to its Exploration Manager who is an immediate family member of the Chief Executive Officer of the Company, of which $130,544 (2016 – $147,275) was recorded as exploration and evaluation expenditures and $35,738 (2016 – $2,554) was expensed. The Company also recorded share- based compensation of $165,855 (2016 – $15,043) for the vested portion of stock options granted to this employee which was recorded as exploration and evaluation expenditures;

•

paid consulting fees of $76,640 (2016 – $Nil) and recorded share- based compensation expense of $33,719 (2016 – $3,761), for the vested portion of stock options granted, to a mining engineer who is an immediate family member of the Chief Executive Officer of the Company. Amounts recognized to this consultant were recorded as exploration and evaluation expenditures; and

•	paid remuneration of $Nil (2016 – $7,546) to an employee providing administrative services who is an immediate family member of the former Executive Vice President of the Company.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During 2017, the Company allocated to Goldsource $176,174 (2016 – $183,675) for its share of these expenses, of which $61,104 (2016 – $40,360) was receivable from Goldsource at December 31, 2017. This agreement is reviewed and amended annually by mutual agreement of the companies

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

10.     OUTSTANDING SHARE CAPITAL

As of the date hereof, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			64,054,703
	$ per share	Expiry
Warrants:	$1.45 - $3.00	Dec. 6, 2018 - December 19, 2019	7,628,555
Options:	$0.16 - $2.56	December 5, 2017 – January 3, 2022	6,280,000
Fully Diluted			77,963,258

11.     OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2017, the Company had no off-balance sheet arrangements, such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instrument obligations, or any obligations that trigger financing, liquidity, market, or credit risk to the Company.

12.     PROPOSED TRANSACTION

As at December 31, 2017 and the date hereof, the Company had no disclosable proposed transaction. It is the Company’s policy not to disclose transactions until they are fully executed.

13.     NEW STANDARDS NOT YET ADOPTED

In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

The Company has determined that adopting IFRS 9 will not have a material impact on its consolidated financial statements.

IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.

The Company has determined that adopting IFRS 15 will not have a material impact on its consolidated financial statements.

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from contracts with customers (“IFRS 15”) has also been applied.

The Company has not yet completed the process of assessing the impact that IFRS 16 will have on its consolidated financial statements or whether to early adopt this new requirement.

14.     RISK FACTORS

Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks.

Risks inherent in the mining business
The business of exploring for mineral resources is inherently risky. Few properties that are explored are ultimately developed into producing mines. The business involves substantial financial risks over a significant period of time that even a combination of careful evaluation, experience, and knowledge may not eliminate. It is impossible to ensure that the Company’s current or proposed exploration programs will result in commercially viable mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search, evaluation, and development of mineral deposits will result in commercial quantities of ore.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

No history of operations or earnings
The Company has no history of operations or earnings. The Company is an exploration stage company, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. As such, any future revenues and profits are uncertain. The Company is subject to many risks common to such enterprises, including under capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues. There is no assurance that an investor will be successful in achieving a return on an investment in the Common Shares of the Company, and the likelihood of success must be considered in light of its early stage of development.

Additional capital and financing risks
The Company plans to focus on exploring for minerals, and will use its working capital to carry out such exploration. The Company has no source of operating cash flow. The exploration and development of the Company’s properties may be dependent upon the Company’s ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s projects, and the Company may become unable to acquire and retain its property interests.

Foreign operations
The Company’s properties are located in Mexico, and therefore exposed to various levels of political, economic, and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities, and appropriation of assets. Some of the Company’s properties may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Title to assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of certain claims in which it holds direct or indirect interest and, therefore, the precise area and location of such claims may be in doubt. The Company’s mineral concessions may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Surface rights
A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company’s mineral concessions that are overlain by significant habitation or industrial users; however, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or “Ejidos”, and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company’s mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

Commodity markets
The price of the Company’s securities, its financial results, and its access to the capital required to finance its exploration activities may, in the future, be adversely affected by declines in the price of precious and base metals. Precious metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of precious metals by various dealers, central banks and financial institutions; interest rates; exchange rates; inflation or deflation; currency exchange fluctuations; global and regional supply and demand; production and consumption patterns; speculative activities; increased production due to improved mining and production methods; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection; and international political and economic trends, conditions and events. If these or other factors adversely affect the price of precious and base metals, the market price of the Company’s securities may decline.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2017	TSX.V:SIL

Environmental factors
All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.